UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended:
June 30, 2025

024-12389
(Commission File Number)

ENERGEA PORTFOLIO 4 USA LP
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564823
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Page i

Page ii

Caution Regarding Forward-Looking Statements

We make statements in this Semi-Annual Report that are forward-looking statements. The words "outlook," "believe," "estimate," "potential," "projected," "expect," "anticipate," "intend," "plan," "seek," "may," "could" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report.

The forward-looking statements included in this Semi-Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•       our ability to effectively deploy the proceeds raised from the Offering;

•       ability to attract and retain Investors on the Platform;

•       risks associated with breaches of our data security;

•       public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

•       climate change and natural disasters that could adversely affect our Projects and our business;

•       changes in economic conditions generally and the renewable energy and securities markets specifically;

•       limited ability to dispose of assets because of the relative illiquidity of renewable energy Projects and Loans;

•       our failure to obtain necessary outside financing;

•       risks associated with derivatives or hedging activity;

•       intense competition in African renewable energy markets that may limit our ability to attract or retain Customers (as defined below);

•       defaults under Supporting Contracts (see "Summary of Supporting Contracts" in the Offering Circular);

•       increased interest rates and/or operating costs;

•       the risk associated with potential breach or expiration of a ground lease, if any;

•       our failure to successfully construct, interconnect, operate or maintain the Projects;

•       inability of a Borrower to make payments on a Loan;

•       the failure of Projects and Loans to yield anticipated results;

•       exposure to liability relating to environmental and health and safety matters;

•       our level of debt and the terms and limitations imposed on us by our debt agreements;

•       our General Partner's ability to retain executive officers and other key personnel;

•       the ability of our General Partner to source, originate and service our Projects and Loans;

•       the ability for our engineering, procurement and construction contractors and equipment manufacturers to honor their contracts including warranties and guarantees;

•       regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of corporations and SEC guidance related to Regulation A, or the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act");

•       changes in business conditions and the market value of our Projects, including changes in renewable energy policy, interest rates, prepayment risk, operator or Borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•       our ability to implement effective conflicts of interest policies and procedures among the various renewable energy investment opportunities sponsored by our General Partner;

•       our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the "Advisers Act"), the Investment Company Act of 1940, as amended, and other laws; and

•       changes to U.S. generally accepted accounting principles ("U.S. GAAP").

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Semi-Annual Report. All forward-looking statements are made as of the date of this Semi-Annual Report and the risk that actual results will differ materially from the expectations expressed in this Semi-Annual Report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semi-Annual Report, whether because of new information, future events, changed circumstances or any other reason. Considering the significant uncertainties inherent in the forward-looking statements included in this Semi-Annual Report, including, without limitation, those named above and those named under "Risk Factors", the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semi-Annual Report will be achieved.

Our Business

Energea Portfolio 4 USA LP (the "Company") is a limited partnership organized under the laws of Delaware. The Company has elected to be taxed as a "C" corporation for United States federal and state income tax purposes. The Company's day-to-day operations are managed by Energea Global LLC (the "General Partner").

The Company was created to invest in the acquisition, development, and operations of solar energy projects in the United States (each a "Project"). The Projects will sell power and, in some cases, environmental commodities, to offtakers (we collectively refer to offtakers of electricity and environmental commodities as "Customers") who purchase the power or the environmental commodities under long-term contracts. The Company may also lend money to Development Companies (which we collectively refer to as "Borrowers") and use solar projects as collateral rather than acquiring Projects for direct ownership (each a "Loan").

To date, the Projects and Loans have produced a stable and predictable stream of cash flow from Customers and Borrowers. As the Company earns revenue, it uses the revenue to pay for operating expenses (see "Our Operating Costs and Expenses" in the Offering Circular) and distributes the remaining cash to the holders of our Class A Investor Shares (our "Investors"), our Reg D Investors (as such term is defined herein and together with the Investors, the "Preferred Equity Investors") and the holders of our Common Shares (which is currently the General Partner). See "Company Operations and Other Matters" in the Offering Circular.

Projects are currently owned by special-purpose entities (each, a "SPE"). Each SPE is organized as a U.S. limited liability company. Generally speaking, under U.S. law, the assets and liabilities of different legal entities are distinct. Thus, the liabilities of a Project held in one SPE should not affect the assets of another Project held in a different SPE.

Description of Property

The only assets owned by the Company are the Projects. To date, the Company has not issued any Loans.

Projects Acquired and Owned

As of the date of this filing, the Company holds 5 Projects. The table below lists the total amount the Company invested into each Project and the estimated Project cost. Please refer to the links in the column labeled "Form 1-U" for the Project Memo which gives in-depth information regarding each Project such as its location, the system size, contractors used to construct the Project, information about other stakeholders, information about the buyer of the energy and environmental commodities and the estimated economics of the Project. The Project Memos can also be found on the Platform.

Project Name	Entity Name	Project Size (AC)	Estimated Projected Cost	Amount Invested**	Form 1-U
West School	Energea West School LLC	240 kW	$494,821	$494,821	Link
Waltham	Energea Waltham LLC	466 kW	$878,557	$878,557	Link
Fresno Airport	Energea Fresno LLC	1.8 MW	$2,843,872	$2,635,850	Link
Redwood Valley	Energea Redwood LLC	95 kW	$201,920*	$7,041	Link
Sandlot	Energea Sandlot LLC	600 kW	$406,848	$396,100	Link
Total			$4,624,098	$4,412,369
*Estimated cost for Redwood Valley assumes a complete project refurbishment in 2028.
**As of September 25, 2025

Item 1. Management Discussion and Analysis of Financial Condition and Result of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semi-Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in herein (see "Caution Regarding Forward-Looking Statements" and "Risk Factors" in the Offering Circular). Unless otherwise indicated, the latest results discussed below are as of June 30, 2025.

Summary of Key Accounting Policies

Investments

For financial statement purposes, the Company accounts for investments in Projects under ASC 360. The Projects are carried at cost and will be depreciated on a straight-line basis over the estimated useful life of the related assets.

Impairment

The Company evaluates for impairment under ASC 360, utilizing the following required steps to identify, recognize and measure the impairment of a long-lived asset to be held and used:

•       Indicators of impairment - Consider whether indicators of impairment are present

•       Test for recoverability - If indicators are present, perform a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the long-lived asset in question to its carrying amount (as a reminder, entities cannot record an impairment for a held and used asset unless the asset first fails this recoverability test).

•       Measurement of an impairment - If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of the long-lived asset, determine the fair value of the long-lived asset and recognize an impairment loss if the carrying amount of the long-lived asset exceeds its fair value.

Revenue Recognition

The company follows ASC 606 guidelines for revenue recognition. To apply this principle, the standard establishes five key steps:

•       Step 1: Recognize the contract with the Customer/Borrower

•       Step 2: Specify performance obligations

•       Step 3: Establish transaction price

•       Step 4: Allocate transaction price to performance obligations

•       Step 5: Recognize revenue

Market Outlook and Recent Trends

We believe that the U.S. solar sector is entering a period of heightened uncertainty, marked by several interlocking headwinds that are beginning to reshape the near-term landscape for developers and investors alike. Rising interest rates have increased the cost of capital for project sponsors, which we believe has put pressure on development pipelines and caused repricing of risk across the market. At the same time, supply chain disruptions-particularly in the sourcing of photovoltaic modules-continue to challenge project timelines and budgets. These disruptions have been compounded by recent trade policy developments, including the Biden Administration's decision to reinstate tariffs on solar panels imported from Southeast Asia starting in mid-2024, following the expiration of the two-year moratorium on duties for certain countries. The decision has injected renewed uncertainty into module pricing and availability, particularly for developers reliant on lower-cost imports to maintain economic project structures.

Layered atop these logistical and financial challenges is the uncertain U.S. policy environment regarding solar energy. While the IRA is believed to broadly strengthen the long-term outlook for U.S. clean energy investment, the implementation of its tax credit provisions-including domestic content requirements, prevailing wage standards, and credit transferability protocols-have introduced a complex set of compliance and timing risks. Moreover, the legislative agenda in Washington remains fluid, with the proposed "Big Beautiful Bill" signaling potential structural changes to the ITC framework and other key federal incentives. These developments are already causing some project sponsors to delay financial closes or rework underwriting assumptions and may ultimately slow the pace of greenfield development over the coming quarters.

In contrast to these pressures, our belief is that the Company's current investment strategy is designed to be largely insulated from the risks facing new project development. Our focus on issuing secured loans and acquiring operational renewable energy assets offers a different risk-return profile than ground-up construction. By targeting projects that are already generating cash flows-or underwriting against contracted revenue streams from seasoned operators-we should be able to sidestep interconnection delays, module sourcing risk, and the execution uncertainty that has become more prevalent in today's market. This approach also reduces our reliance on Tax Equity at a time and in a market that we believe remains undersupplied and volatile.

Importantly, our belief is that periods of market dislocation can create compelling entry points. As developers and asset owners face margin compression, policy risk, or constrained access to capital, we anticipate an increase in high-quality operating assets coming to market-sometimes from sellers under financial duress. These conditions may allow the Company to acquire attractive, performing assets at discounted valuations, creating the potential for enhanced yields and long-term value for our investors. Rather than being exposed to the cyclical downturn in development activity, our belief is that the Company is positioned to act as a stable source of capital and a disciplined acquirer, taking advantage of dislocations while adhering to a conservative underwriting philosophy. This defensive posture, paired with opportunistic flexibility, is expected to serve our investors well amid an increasingly bifurcated market.

Calculating Distributions

The Company intends to make distributions monthly, to the extent the General Partner, in its discretion, determines that cash flow is available for distributions and in a manner consistent with the Authorizing Resolutions. Any other distributions shall be made pursuant to the terms of the LP Agreement which gives the General Partner broad discretion whether to make any distributions.  To date, the Company has not made a profit, although it has had distributable cash flow. Below are the activities of the Company that generate the cash flow which could be used to fund distributions:

Sources of Distributable Cash Flow

  Net income received from the Projects;

  Interest payments received from the Borrowers;

  Interest payments received from Company Investments;

  Net Proceeds from Capital Transactions;
    Originates from the sale or refinancing of Projects;
    Net proceeds are the gross proceeds of the capital transaction minus associated expenses, including debt repayment; and

  Liquidated Damages from Construction Agreements;
    Penalties paid by EPC Contractors when Projects are delivered behind schedule;
    Liquidated Damages are not booked as revenue but are considered distributable cash flow.

When the Company has distributable cash flow and the General Partner determines to make a distribution, here is an overview of how these distributions are allocated and calculated:

Allocation of Distributions

Distributable cash flow, if any, is distributed to the Preferred Equity Investors, on a pari passu basis, and the General Partner in the following order of priority:

  First, the Preferred Return;

  Thereafter, any additional cash flow shall be distributed 80% to Preferred Equity Investors and the Carried Interest to the General Partner.

Calculation of Preferred Return

The General Partner discounts each month of Estimated NOI (see "Price of Class A Investor Shares" in the Offering Circular) by the same discount rate until the cash flow results in an internal rate of return ("IRR") of 6% ("Adjusted NOI").  The IRR is calculated using the extended internal rate of return ("XIRR") function and is based upon the price an Investor paid per Class A Investor Share. The resulting Adjusted NOI is the monthly distribution that would need to be paid to Investors for them to receive their Preferred Return. Since all months of Estimated NOI are discounted evenly, the Adjusted NOI maintains the same seasonality curve as the Estimated NOI. If the actual NOI for any month is less than the Adjusted NOI, the Investors receive all the cash distributed that month and the shortfall is carried forward so that Investors catch up on their Preferred Return prior to any Carried Interest being paid. The IRR is calculated based upon the price an Investor paid per Class A Investor Share, and not on any revenue or profit achieved by the Company. To date, the Company has not made a profit, although it has had distributable cash flow. To the extent the Company has distributable cash flow but has no current or accumulated earnings and profit, such distributions are considered a return of capital for U.S. federal income tax purposes to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder's Class A Investor Shares.

Calculation of Carried Interest

If the General Partner determines that a distribution can be made with distributable cash flow, and the amount of distributable cash flow is greater than the Adjusted NOI for the month (and the Investors are therefore on track to receive their Preferred Return), the General Partner will receive a Carried Interest. Any distributable cash flow that is greater than the Adjusted NOI (plus any shortfall from previous months) will be divided between the General Partner and the Preferred Equity Investors where the General Partner will get 20% of the excess and Preferred Equity Investors will get 80% of the excess.

Distributions

Provided we have distributable cash flow (see "Sources of Distributable Cash Flow"), we will authorize and declare distributions based on the Projects' net income, interest paid on Loans and interest earned on Company Investments during the preceding month minus any amounts held back for reserves.

While we are under no obligation to do so, our General Partner may declare other periodic distributions as circumstances dictate.

To date, the Company has not made a profit, although it has had distributable cash flow. To the extent the Company has distributable cash flow but has no current or accumulated earning and profit, such distributions are considered a return of capital for U.S. federal income tax purposes to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder's Class A Investor Shares and reported to Investors on a Form 1099-B. To the extent the Company makes distributions from profits in the future, such distributions will be classified as dividends and reported to Investors on a Form 1099-DIV.

Please note that in some cases, Investors have cancelled their purchase of Class A Investor Shares after distributions were made. In that case, the distribution allocated to that Investor is returned to the Company and the bookkeeping is updated to reflect the change in cash distributed. Thus, all figures below are subject to change.

Below is a table depicting the fees paid and distributions made from the Company since inception. Note that whenever the table shows that the General Partner has received its Carried Interest, the Investors have received their full Preferred Return, as defined in "Allocations of Distributions". In those cases where the General Partner does not receive its Carried Interest, distributions were not sufficient to distribute to Investors their Preferred Return.

Distribution Date	Distributable Cash Flow	Preferred Return	Additional Cash Flow (80%)	Promoted Interest* (20%)	Class A Investor Distributions**	Cash on Cash Yield***
10/29/21	1,863.54	1,800.75	62.79	0.00	1,863.54	0.19%
11/30/21	2,069.77	1,972.32	97.45	0.00	2,069.77	0.20%
12/24/21	1,672.23	1,605.48	66.75	0.00	1,672.23	0.16%
2021 Total	$5,605.54	$5,378.55	$226.99	$0.00	$5,605.54	0.55%
1/26/22	3,341.03	3,211.77	129.26	0.00	3,341.03	0.32%
2/24/22	928.47	892.57	28.72	7.18	921.29	0.08%
3/29/22	1,520.21	1,505.01	15.20	0.00	1,520.21	0.14%
4/29/22	257.37	239.48	17.89	0.00	257.37	0.03%
5/31/22	1,522.02	1,416.23	105.79	0.00	1,522.02	0.14%
6/30/22	6,805.81	6,343.86	369.56	92.39	6,713.42	0.63%
7/29/22	10,186.42	10,186.42	0.00	0.00	10,186.42	0.94%
8/27/22	10,369.88	9,598.53	617.08	154.27	10,215.61	0.95%
9/27/22	9,030.53	8,404.69	625.84	0.00	9,030.53	0.83%
10/27/22	7,087.15	6,531.83	555.32	0.00	7,087.15	0.59%
11/29/22	7,397.12	6,817.51	579.61	0.00	7,397.12	0.58%
12/28/22	6,292.48	5,799.42	493.06	0.00	6,292.48	0.46%
2022 Total	$64,738.49	$60,947.32	$3,537.33	$253.84	$64,484.65	5.69%
1/27/23	7,474.82	6,889.12	585.70	0.00	7,474.82	0.50%
2/27/23	6,450.12	5,815.77	507.48	126.87	6,323.25	0.38%
3/27/23	7,627.85	6,913.90	571.16	142.79	7,485.06	0.42%
4/27/23	7,223.89	6,603.84	496.04	124.01	7,099.88	0.37%
5/30/23	9,128.07	8,338.42	631.72	157.93	8,970.14	0.43%
6/26/23	9,982.82	9,088.32	715.60	178.90	9,803.92	0.44%
7/25/23	9,449.19	8,665.49	626.96	156.74	9,292.45	0.40%
8/28/23	10,054.19	9,247.04	645.72	161.43	9,892.76	0.41%
9/27/23	10,556.69	9,842.59	571.28	142.82	10,413.87	0.41%
10/27/23	13,420.03	12,410.08	807.96	201.99	13,218.04	0.48%
11/24/23	13,954.97	12,902.52	841.96	210.49	13,744.48	0.48%
12/26/23	17,437.31	16,185.99	999.34	251.98	17,185.33	0.59%
2023 Total	$122,759.95	$112,903.08	$8,000.92	$1,855.95	$120,904.00	5.31%
1/26/24	17,008.87	15,751.07	1,005.88	251.74	16,756.95	0.57%
2/27/24	9,862.79	9,206.26	525.04	131.49	9,731.30	0.56%
3/26/24	18,687.60	16,922.56	1,411.40	353.64	18,333.96	0.31%
4/26/24	19,576.96	18,134.53	1,370.29	72.14	19,504.82	0.55%
5/24/24	26,630.43	24,895.93	1,734.56	0.00	26,630.49	0.76%
6/27/24	33,046.72	30,887.56	2,159.29	0.00	33,046.85	0.92%
7/26/24	19,054.09	17,548.88	1,354.42	150.52	18,903.30	0.50%
8/27/24	14,539.37	13,220.42	1,055.11	263.79	14,275.53	0.37%
9/27/24	12,513.60	11,614.52	719.12	179.82	12,333.64	0.31%
10/28/24	13,046.24	12,114.49	897.29	0.00	13,011.78	0.31%
11/26/24	10,094.10	9,351.02	716.29	0.00	10,067.31	0.22%
12/24/24	24,040.83	21,919.91	2,112.69	0.00	24,032.60	0.51%
2024 Total	$218,101.60	$201,567.15	$15,061.38	$1,403.14	$216,628.53	5.89%
1/24/25	9,582.66	8,773.68	808.98	0.00	9,582.66	0.19%
2/25/25	16,403.66	15,084.18	1,319.48	0.00	16,403.66	0.32%
3/27/25	20,550.00	18,939.77	1,610.23	0.00	20,550.00	0.39%
4/24/25	37,728.94	37,663.64	65.31	0.00	37,728.94	0.70%
5/23/25	30,714.61	30,480.53	234.08	0.00	30,714.61	0.54%
6/23/25	29,611.30	29,617.72	-6.42	0.00	29,611.30	0.50%
7/29/25	31,340.70	30,920.78	419.92	0.00	31,340.70	0.52%
8/26/25	50,581.03	49,943.00	638.02	0.00	50,581.03	0.82%
2025 Total	$226,512.90	$221,423.30	$5,089.60	$0.00	$226,512.90	3.98%
TOTAL	$641,554.95	$606,055.89	$32,249.92	$3,249.14	$634,205.56	21.42%

*Note: The General Partner reserves the right to reduce its Management Fees and/or Carried Interest payments for any reason or to protect the desired cash yield to Investors. For more information regarding the Management Fees and Carried Interest paid to our General Partner, see "Compensation of General Partner" in the Offering Circular.

**Note: Class A Investor distributions are equal to the Preferred Return plus any additional cash flow, please see "Calculating Distributions".

***Note: Monthly cash-on-cash yield values are calculated by dividing the Investor Distributions amount by the total cost basis of all outstanding shares at the time the distribution is issued. Year-end cash-on-cash yields are calculated by summing all monthly cash-on-cash yields for the respective year.

Past Operating Results

During the first half of 2025, the Company continued to build on the momentum achieved in prior years, demonstrating steady financial growth and operational efficiency. The semi-annual period reflected ongoing expansion of the Projects, stronger revenue generation, and disciplined expense management, resulting in improved profitability and reinforcing the Company's ability to sustain positive performance across its operations.

Operating Results for the Semi-Annual period ended June 30, 2025 and 2024

As of June 30, 2025 and December 31, 2024, the Company had assets totaling $5,942,714 and $5,026,086, respectively, on its balance sheet, comprised of cash on hand of $1,694,187 and $916,638, respectively, property and equipment net of depreciation of $3,710,484 and $3,767,390, respectively, other current assets of $281,288 and $70,200, respectively, and non-current assets of $256,755 and $271,858, respectively. The Company's total liabilities and partners' equity was $5,942,714 and $5,026,086, respectively. Liabilities totaled $297,531and $517,090, respectively and equity owned by the Investors totaled $5,645,183 and $5,026,086, respectively.

For the semi-annual period ended June 30, 2025 and June 30, 2024, the Company generated revenue of $337,172 and $224,238, respectively, and incurred total operating expenses of $56,533 and $53,634, respectively, which included professional fees, software subscriptions, depreciation, and other general and administrative costs. Project-level operating expenses were $218,837 and $146,445, respectively, covering professional fees, travel, depreciation, insurance, operations and maintenance, and other administrative items. The Company also recorded other income of $18,859 and $10,544, respectively, resulting in net income of $80,661 and $34,703, respectively, for the period.

Leverage

The Company might borrow money to invest in Projects, depending on the circumstances at the time. If the Company needs to move quickly on a Project and has not yet raised enough capital through the Offering, it might make up the shortfall through borrowing. The General Partner will make this decision on an as-needed basis. As of the date of this Semi-Annual Report neither the Company nor the Projects currently have any loans.

Liquidity and Capital Resources

We are dependent upon the net proceeds from the Offering to conduct our proposed investments. We will obtain the capital required to purchase new Projects, issue new Loans and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders, from short term advances from the General Partner and from undistributed funds from our operations. As of June 30, 2025, the Company had $1,694,187 of cash on hand and equivalents, which will be used to complete the acquisition of new Projects approved by the Investment Committee, issuance of new Loans, and short-term investments.

Method of Accounting

The compensation described in this section was calculated using the accrual method in accordance with U.S. GAAP.

Item 2. Other Information

On June 3, 2025, the Company filed a Form 1-U (found here) reporting administrative name changes for two project entities (Phytoplankton Ponus Ridge Solar LLC to Energea West School LLC and Phytoplankton 360 Waltham Solar LLC to Energea Waltham LLC).

On June 10, 2025, the Company filed a Form 1-U (found here) disclosing the conversion of Energea Portfolio 4 USA LLC to Energea Portfolio 4 USA LP and related updates to our governing documents.

On September 24, 2025, the Company filed a Form 1-U (found here) announcing the acquisition of the Sandlot Project and related details.

Each of these Form 1-U filings was accompanied by a corresponding supplement to our Offering Circular filed pursuant to Rule 253(g)(2), which is publicly available on the SEC's website.

Item 3. Consolidated Financial Statements

Consolidated Balance Sheet

Balance Sheets

June 30, 2025 and December 31, 2024

	As of 06/30/25	As of 12/31/24
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$ 1,694,187	$ 916,638
Other current assets	281,288	70,200
Total current assets	1,975,475	986,838

Property and equipment, net
Construction in progress	-	1,050,377
Property and equipment	4,016,269	2,924,841
Total property and equipment	4,016,269	3,975,218
Less accumulated depreciation	(305,785)	(207,828)
Property and equipment, net	3,710,484	3,767,390

Operating lease right-of-use asset	256,755	271,858

Total assets	$ 5,942,714	$ 5,026,086

Liabilities and partners'/members' equity
Current liabilities:
Accounts payable and accrued expenses	$ 7,698	$ 222,567
Operating lease liability, current portion	5,384	4,765
Due to related entities	482	407
Total current liabilities	13,564	227,739

Operating lease liability, long-term portion	283,967	289,351

Total liabilities	297,531	517,090

Partners'/members' equity	5,645,183	4,508,996

Total liabilities and partners'/members' equity	$ 5,942,714	$ 5,026,086

Consolidated Statement of Operations

Statement of Operations

June 30, 2025 and June 30, 2024
	As of 06/30/25	As of 06/30/24
	Unaudited	Unaudited

Revenue	$ 337,172	$ 224,238

Projects operating expenses:
Depreciation	97,957	52,871
Accounting	3,400	3,200
Insurance	25,006	28,890
Land rental	53,338	53,886
Legal	2,869	-
Operation and maintenance	31,514	1,859
Other project operating expenses	4,753	5,739
Total projects operating expenses	218,837	146,445

Portfolio operating expenses:
Accounting	22,160	22,800
Management fees	23,089	21,220
Regulatory	7,470	8,100
Other general and administrative expenses	3,814	1,514
Total portfolio operating expenses	56,533	53,634

Income from operations	61,802	24,159

Other income/(expense):
Interest income	22,598	6,125
Interest expense	-	(535)
Tax expense	(3,600)	(3,900)
Other expense/(income)	(139)	8,854
Total operating income	18,859	10,544

Net income	$ 80,661	$ 34,703

Consolidated Statement of Changes in Partners' Equity

Statement of Change in Partners' Equity

	Common Shares		Investor Shares		Non -controlling Member Equity	Accumulated Deficit	Total Members'/ Partners' Equity
	Shares	Amount	Shares	Amount

Members' equity, January 01, 2024	1,000,000	-	2,790,370	2,647,396	415,125	(107,233)	2,955,288

Issuance of investor shares, net of issuance costs of $87,938	-	-	1,694,293	1,739,658	-	-	1,739,658
Non-dividend distributions	-	-	-	(216,629)	(11,761)	-	(228,390)
Net income	-	-	-	-	-	42,440	42,440

Members' equity, December 31, 2024(Audited)	1,000,000	$ -	4,484,663	$4,170,425	$403,364	$ (64,793)	$4,508,996

Issuance of investor shares	-	-	1,094,852	1,205,895	-	-	1,205,895
Non-dividend distributions	-	-	-	(144,536)	(5,833)	-	(150,369)
Net income	-	-	-	-	-	80,661	80,661

Conversion from LLC to LP - June 10,2025	-	-	-	-	-	-	-

Partners' equity, June 30, 2025(Unaudited)	1,000,000	$ -	5,579,515	$5,231,784	$397,531	$15,868	$5,645,183

Consolidated Statements of Cash Flows

	As of 06/30/25	As of 06/30/24
	Unaudited	Unaudited

Cash flows from operating activities:
Net income/(loss)	$ 80,661	$ (24,355)
Depreciation	97,957	66,952
Non-cash lease expense	10,337	11,372
Changes in assets and liabilities:
Due from related entity	-	108,344
Other current assets	(211,087)	(55,726)
Accounts payable and accrued expenses	(214,869)	185,594
Due to related entities	75	(65,591)
Total cash flows from operating activities	(236,926)	226,590

Cash flows from investing activities:
Purchases of property and equipment	(41,051)	(1,672,290)
Total cash flows from investing activities	(41,051)	(1,672,290)

Cash flows from financing activities:
Proceeds from issuance of investor shares	1,205,895	1,542,558
Investor shares issuance costs	-	(50,000)
Non-dividend distribution	(150,369)	(132,392)
Total cash flows from financing activities	1,055,526	1,360,166

Increase/(decrease) in cash and cash equivalents	777,549	(85,534)

Cash at the beginning of the year	916,638	226,756

Cash at the end of the year	$ 1,694,187	$ 141,222

Notes To Consolidated Financial Statements

June 30, 2025 and December 31, 2024

Note 1 - Organization, Operations and Summary of Significant Accounting Policies

Energea Portfolio 4 USA LP (the "Company"), formerly known as Energea Portfolio 4 USA LLC, is a Delaware entity originally formed as a Limited Liability Company to develop, own, and manage a portfolio of renewable energy projects ("Projects") located in the United States. The Company is managed by Energea Global LLC (the "General Partner") and commenced operations on March 11, 2021.

Effective June 10, 2025, the Company converted from a Limited Liability Company (LLC) to a Limited Partnership (LP). The conversion was undertaken for alignment of management and ownership structure. As a result of this change, the Company's legal form and ownership structure were modified. However, its classification for U.S. federal income tax purposes remains unchanged, the Company continues to be treated as a corporation. Management has determined that the conversion does not constitute a change in the reporting entity. Accordingly, comparative financial information for periods prior to the conversion has not been restated and reflects operations under the LLC structure.

The Company's operations are subject to various risks and uncertainties, including the ability to raise sufficient capital to fund project development and execution. To date, the Company has funded its operations primarily through the issuance of membership interests (prior to conversion) and tax equity financing. There is no assurance that future capital raising efforts will be successful or secured on favorable terms.

In 2021, the Company initiated an offering of its Class A Investor Shares (the "prior offering") under Regulation A of the Securities Act of 1933, as amended, to support ongoing project development. As of June 30, 2025, the Company had raised $5,959,130 through this offering. After deducting issuance costs of $175,188, net proceeds totaled $5,783,942. Since inception, the Company has distributed $552,158 to investors as non-dividend returns of capital.

Basis of presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of consolidation

These consolidated financial statements include the financial statements of the Company, as well as wholly owned subsidiaries and controlled entities including partially owned subsidiaries for which the Company has a majority voting interest under the voting interest model ("VOE") and variable interest entities ("VIE") for which the Company is the primary beneficiary under the VIE model (collectively, the "consolidated entities"). The consolidated entities include Energea West School, LLC (formerly known as Phytoplankton Ponus Ridge Solar LLC; name changed effective May 21, 2025) and Energea Waltham, LLC (formerly known as Phytoplankton 360 Waltham Solar LLC; name changed effective May 21, 2025), Energea Fresno, LLC, Energea Redwood, LLC, and Energea Sandlot, LLC. The accounting policies of the Company's subsidiaries are consistent with the Company's accounting policies, and all intercompany transactions, balances, income and expenses are eliminated in consolidation.

The Company consolidates those entities in which it has a direct or indirect controlling financial interest based on either the VIE model or the VOE model. VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity. The primary beneficiary of a VIE is required to consolidate the assets and liabilities of the VIE.

The primary beneficiary is the party that has both (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE through its interest in the VIE. At the VIE's inception, the Company determines whether it is the primary beneficiary and if the VIE should be consolidated based on the facts and circumstances.  The Company then performs on-going reassessments of the VIE based on reconsideration events and reevaluates whether a change to the consolidation conclusion is required each reporting period. Entities that do not qualify as a VIE are assessed for consolidation under the VOE model. Under the VOE model, the Company consolidates the entity if it determines that it, directly or indirectly, has greater than 50% of the voting shares and that other equity holders do not have substantive voting, participating or liquidation rights.

The Company has made investments in the following consolidated entities: Energea West School, LLC (formerly known as Phytoplankton Ponus Ridge Solar LLC), Energea Waltham, LLC (formerly known as Phytoplankton 360 Waltham Solar LLC), Energea Fresno, LLC, Energea Redwood, LLC, and Energea Sandlot, LLC. The non-controlling member equity reported in the statement of changes in partners' equity represents a capital contribution made to Energea Waltham, LLC and Energea West School, LLC by another member of these entities, which is a subsidiary of the Managing Member.

Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and revenues and expenses of the period. Actual results could differ from those estimates.

Cash and cash equivalents.

Cash and cash equivalents includes cash on hand, deposits at commercial banks and short-term cash equivalents with original maturities of 90 days or less.

Capitalization and investment in Project assets

A Project has four basic phases: (i) development, (ii) financing, (iii) engineering and construction and (iv) operation and maintenance. During the development phase, milestones are created to ensure that a Project is financially viable. Project viability is obtained when it becomes probable that costs incurred will generate future economic benefits sufficient to recover those costs.

Examples of milestones required for a viable Project include the following:
  The identification, selection and acquisition of sufficient area required for a Project;
  The confirmation of a regional electricity market;
  The confirmation of acceptable electricity resources;
  The confirmation of the potential to interconnect to the electric transmission grid;
  The determination of limited environmental sensitivity; and
  The confirmation of local community receptivity and limited potential for organized opposition.

All Project costs are expensed during the development phase. Once the milestones for development are achieved, a Project is moved from the development phase into engineering and construction phases. Costs incurred in this phase are capitalized as incurred and are included in construction in progress ("CIP"), and not depreciated until placed into commercial service. Once a Project is placed into commercial service, all accumulated costs are reclassified from CIP to property and equipment and become subject to depreciation or amortization over a specified estimated life.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. For renewable energy assets, useful lives previously ranged from 20 to 30 years, with 30 years being the standard prior to 2025. Additions, renewals, and betterments that significantly extend the life of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Effective January 1, 2025, the Company revised the estimated useful life of its renewable energy assets from 30 years to 20 years for depreciation purposes. This change was made to better align with the contractual terms of the Company's Power Purchase Agreements (PPAs) and prevailing industry standards. Management believes the revised depreciation period more accurately reflects the expected economic useful life of these assets. This change in estimate has been applied prospectively in accordance with ASC 250, Accounting Changes and Error Corrections. The impact of the revised depreciation schedule is reflected in the financial statements for the period ended June 30, 2025, and is expected to result in higher annual depreciation expense going forward.

Management reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Management determines whether impairment in value has occurred by comparing the estimated future undiscounted cash flows of the property and equipment, including its residual value, to it carrying value. If impairment is indicated, the property and equipment is adjusted to fair value. No impairment losses have been recognized.

Revenue recognition

In accordance with the Accounting Standards Codification (ASC 606-10-50), revenue is recognized when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services. In the Company's case, the promised goods or services is the delivery of energy commodities and the electricity produced by the Projects.

Revenue from contracts with customers is derived entirely from the sale of energy commodities and electricity produced by the Projects. For these types of sales, the Company recognizes revenue as energy commodities and electricity are delivered, consistent with the amounts billed to customers based on rates stipulated in the respective contracts. The amounts billed represent the value of commodities or energy delivered to the customer. Revenues yet to be earned under these contracts, which have maturity dates ranging from 2041 through 2045, will vary based on the volume of commodities or energy delivered. The Company's customers typically receive bills monthly with payment due within 30 days. Contracts with customers contain a fixed rate which relates to electricity produced by the Projects in power purchase agreements. As of June 30, 2025, the Company expects to record $10,431,009 (unaudited) of revenues related to the fixed rate components of such contracts over the remaining terms of the related contracts as the electricity is produced.

The Company's Revenue Recognition Policy follows ASC-606 which is a five-step procedure:

Procedure	Example
Step 1 - Identify the Contract	Solar Lease Agreement
Step 2 - Identify the Performance Obligations	Delivery of electricity from solar plant
Step 3 - Determine the Transaction Price	Amount contractually signed with Subscriber
Step 4 - Allocate the Transaction Price	Obligation is satisfied by transferring control of the electricity produced to the Subscriber
Step 5 - Recognize Revenue	At a point in time when the Subscriber is invoiced

Income taxes

The Company has elected to be taxed as a C-Corporation for Federal, State and local income tax reporting purposes.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized.

The Company also concluded that there are no uncertain tax positions that would require recognition in the consolidated financial statements.  Interest on any income tax liability is reported as interest expense and penalties on any income tax liability are reported as income taxes.  The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors.

Leases

The Company determines if an arrangement is a lease at inception. Lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Subsequent events

The Company monitored and evaluated subsequent events for the period ended June 30, 2025 through September 30, 2025, the date on which the consolidated financial statements were available to be issued.

On September 17, 2025, the Company acquired the project Sandlot owned by Energea Sandlot LLC at a cost of $396,100.

Note 2 - Property and Equipment

During February 2025, the Company capitalized repair costs related to the renewable energy facility Redwood, owned by Energea Redwood, LLC, totaling $7,042 and is depreciating the facility using the straight-line method over a period of 20 years. Accumulated depreciation for the periods ended June 30, 2025 and December 31, 2024 was $129 and $0, respectively.

During January 2025, the Company completed construction of the renewable energy facility Fresno Airport, owned by Energea Fresno LLC, at a cost of $2,635,850 and is depreciating the facility using the straight-line method over a period of 20 years. Accumulated depreciation for the periods ended June 30, 2025 and December 31,2024 was $127,221 and $64,644, respectively.

During December 2022, the Company completed construction of the renewable energy facility Waltham owned by Energea Waltham LLC, at a cost of $878,557 and is depreciating the facility using the straight-line method over a period of 20 years. Accumulated depreciation for the periods ended June 30, 2025 and December 31, 2024 was $81,533 and $58,652, respectively.

During September 2021, the Company completed construction of the renewable energy facility West School, owned by Energea West School LLC, at a cost of $494,821 and is depreciating the facility using the straight-line method over a period of 20 years. Accumulated depreciation for the periods ended June 30, 2025 and December 31, 2024 was $96,902 and $84,532, respectively.

The Company's property and equipment as of June 30, 2025 and December 31, 2024, is outlined in the following roll-forward summary:

	2025	2024

Beginning property and equipment	$ 3,975,218	$ 3,077,983
Additions	41,051	897,235
Ending property and equipment	4,016,269	3,975,218

Beginning accumulated depreciation	(207,828)	(102,086)
Depreciation	(97,957)	(105,742)
Ending Accumulated Depreciation	(305,785)	(207,828)
Property and equipment, net	$ 3,710,484	$ 3,767,390

Property and equipment consisted of the following on June 30, 2025 and December 31, 2024:

Project Name	Entity Name	2025	2024

West School	Energea West School LLC	$ 397,918	$ 410,289
Waltham	Energea Waltham LLC	797,024	819,905
Fresno Airport	Energea Fresno LLC	2,508,630	2,537,196
Redwood	Energea Redwood LLC	6,912	-
TOTAL		$3,710,484	$3,767,390

Note 3 - Related Party Transactions

The Company has transactions between its parent and sister companies from time to time. As of June 30, 2025 and December 31, 2024, the Company had $482 and $407, respectively, payable to the Managing Member for reimbursements of expenses. These payables are included in due to related entities on the accompanying consolidated balance sheets.

Note 4 - Operating Lease

The Company entered into a lease agreement for a roof area upon a renewable energy facility. Annual rental payments under the lease are $43,000 which commenced in January 2023.The lease expires 20 years after the date of commencement.  Termination of the lease is generally prohibited unless there is a violation under the lease agreement.  The operating lease expense for the periods ended June 30, 2025 and December 31, 2024 was $53,338 and $53,886, respectively. The discount rate used was 13.00%.

Future minimum lease payments as June 30, 2025 are as follows:

2026	$ 43,000
2027	43,000
2028	43,000
2029	43,000
2030	43,000
Thereafter	516,000
Total future undiscounted lease payments	731,000
Lease interest	(441,649)
Lease liability	$ 289,351

Note 5 - Commitments

In July 2023, the Company entered a Solar Facility Engineering, Procurement, and Construction Agreement (the "Agreement") with a contractor for phase 1 of the design, construction, and installation of a photovoltaic facility. The total contract price for this phase was $500,378, which was scheduled to be paid incrementally upon the completion of specific milestones outlined in the agreement. In November 2023, the Company signed an amendment to the Agreement for phase 2 of the installation, totaling an additional $201,900. During 2024, further amendments were made to the Agreement for phase 3, amounting to a total of $515,624. Throughout the year ended December 31, 2024, the Company paid $1,001,144 of the contract amount. As of December 31, 2024, there remained $216,758 of the contract yet to be completed.

As of June 30, 2025, the project was completed, and the full contract amount has been paid. The Company has no outstanding commitments as of June 30, 2025.

Note 6 - Partners' Equity

On June 10, 2025, the Company converted from a Delaware limited liability company to a Delaware limited partnership and is now governed by the Limited Partnership Agreement of Energea Portfolio 4 USA LP. This conversion was undertaken to enhance structural flexibility for capital raising and investor participation, including enabling the creation of additional classes of investor shares, supporting the continuation of the ongoing Regulation A offering, and aligning the entity's governance with its long-term growth strategy. In connection with the conversion, the Company retained its election to be treated as a C-corporation for U.S. federal income tax purposes. All outstanding equity interests previously designated as common shares and Class A investor shares were automatically converted into corresponding Common Shares and Class A Investor Shares under the new partnership structure.

As of the date of this report, the Partnership has authorized 2,501,000,000 limited partnership interests (the "Shares"). Of these, 1,000,000 are designated as Common Shares, and 2,500,000,000 are designated as Investor Shares. The Investor Shares, which represent limited partnership interests, are further divided into various classes, as described below.

Common Shares

The Partnership has authorized 1,000,000 Common Shares, all of which were issued and outstanding as of June 30, 2025 and December 31, 2024. These shares are held by Energea Global LLC, the General Partner, and represent its general partnership interest in the Partnership.

Investor Shares

The Partnership has authorized 2,500,000,000 Investor Shares, all of which represent limited partnership interests. Of this amount, 500,000,000 have been designated as Class A Investor Shares. As of June 30, 2025 and December 31, 2024, 5,579,515 and 4,484,663 Class A Investor Shares, respectively, were issued and outstanding.

The remaining 2,000,000,000 Investor Shares have been designated as Class B Investor Shares, Class C Investor Shares, Class D Investor Shares, and Class I Investor Shares. As of June 30, 2025, none of these additional classes of Investor Shares were issued or outstanding.

All shares are uncertificated unless otherwise determined by the General Partner and are governed by the rights, powers, and preferences set forth in the applicable authorizing resolutions referenced in the Limited Partnership Agreement.

Item 4. Exhibits

Index to Exhibits and Description of Exhibits

Exhibit No.	Description of Exhibit
2.1**
Certificate of Formation of the Company filed with the Delaware Secretary of State on March 11, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-2A to the Company's Form 1-A filed January 11, 2024).

2.2**	Limited Liability Company Agreement of the Company dated March 22, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-2B to the Company's Form 1-A filed January 11, 2024).
2.3**	Authorizing Resolution of the Company dated March 22, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-2C to the Company's Form 1-A-2C filed January 11, 2024).
2.4**	Certificate of Conversion from LLC to LP, filed June 10, 2025.
2.5**	Limited Partnership Agreement of Energea Portfolio 4 USA LP, dated June 10, 2025.
2.6**	Authorizing Resolution of the Company, dated June 10, 2025.
3.1**	Redemption Plan (incorporated by reference to the copy of thereof filed as Exhibit 3.1 to the Company's Form 1-A filed April 2, 2024)
4.1**	Form of Investment Agreement (incorporated by reference to the copy thereof filed as Exhibit 3.1 to the Company's Form 1-A filed January 11, 2024).
4.2**	Form of Investment Agreement (updated for LP structure)
4.3**	Form of Auto-Invest Agreement
4.4**	Form of Auto-Reinvestment Agreement
6.1**
Solar Power Purchase Agreement between Phytoplankton Ponus Ridge Solar LLC and New Canaan Public Schools dated December 2, 2020 (incorporated by reference to the copy thereof filed as Exhibit 1A-4B to the Company's Form 1-A filed January 11, 2024).

6.2**
Solar Photovoltaic (PV) System Construction Agreement between Centurion Solar Energy LLC and Phytoplankton Ponus Ridge Solar LLC dated December 4, 2020 (incorporated by reference to the copy thereof filed as Exhibit 1A-4C to the Company's Form 1-A filed January 11, 2024).

6.3**
Operation and Maintenance Agreement between Phytoplankton Ponus Ridge Solar LLC and Plankton Asset Management LLC dated as of December 11, 2020 (incorporated by reference to the copy thereof filed as Exhibit 1A-4D to the Company's Form 1-A filed January 11, 2024).

6.4**
Development and Construction Management Agreement between Plankton Energy LLC and the Company dated March 31, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-4E to the Company's Form 1-A filed January 11, 2024).

6.5**
Membership Interest Purchase Agreement between Plankton Energy LLC and the Company dated March 30, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-4F to the Company's Form 1-A filed January 11, 2024).

11.1**	Consent of Independent Auditor (Whittlesey PC) dated April 29,2025
11.2**	Consent of McCarter & English, LLP (included in Exhibit 12)
12.1**	Legal opinion of McCarter & English, LLP, dated June 13, 2025.
**Previously filed

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chester, State of Connecticut, on September 30, 2025

Energea Portfolio 4 USA LP

By: Energea Global LLC

By MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: September 30, 2025